EXHIBIT 23.3

William M. Cobb & Associates, Inc.

Worldwide Petroleum Consultants

12770 Coit Road, Suite 907	(972) 385-0354
Dallas, Texas 75251	Fax: (972) 788-5165
E-Mail: office@wmcobb.com

February 29, 2016

Mr. Robert Watson, Jr.

President & CEO

EnerJex Resources, Inc.

4040 Broadway, Suite 508

San Antonio, TX 78209

Dear Mr. Watson:

William M. Cobb & Associates, Inc. (Cobb & Associates) has estimated the proved reserves and future net revenues attributable to certain oil and gas interests owned by EnerJex Resources, Inc. (EnerJex) as of January 1, 2016. This reserve report was independently prepared Cobb & Associates based upon information furnished by EnerJex and supplemented with information available from public sources.

The assets evaluated in this report are located in Colorado, Kansas, and Texas with the majority of the properties located in the Denver-Julesburg (DJ) Basin. It is our understanding that the proved reserves estimated in this report represents all of the proved resources owned by EnerJex as of January 1, 2016.

Cobb & Associates has prepared the estimates contained in this report with respect to reserve quantities and categorization, future production forecasts, future net revenues, and discounted value of such future revenues in accordance with the regulations and definitions of the US Securities and Exchange Commission (SEC) Regulation S-X, Rule 4-10(a). The estimates of proved reserves and future revenue are consistent with the standards of the SEC for the public reporting of oil and gas reserves and conform to Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 932, Extractive Activities – Oil and Gas, except that per well overhead expenses are excluded for operated properties and future income taxes are excluded for all properties.

This analysis has been completed concurrent with the date of this report; which has been prepared for EnerJex’s use in filing its annual SEC reports. In our opinion, the data, methodology, procedures, and assumptions used in preparing this report for EnerJex are appropriate for estimating oil and gas reserves and consistent with generally accepted petroleum engineering principles and practices.

RESERVE AND CASH FLOW SUMMARIES

Table 1 is a summary of EnerJex’s unrisked net proved reserves and the undiscounted and discounted cash flows prior to federal income tax as of January 1, 2016. The table provides detailed reserve information by sub-category for proved reserves. None of the values presented in this table are intended to represent an estimate of fair market value for EnerJex’s properties. Proved reserves are classified as proved developed producing (PDP), proved non-producing (PNP), and proved undeveloped (PUD) in this report.

Mr. Robert Watson, Jr.

February 29, 2016

TABLE 1

ENERJEX RESOURCES, INC.

TOTAL PROVED RESERVES

AS OF JANUARY 1, 2016

	Net Reserves			Net Costs			Future Net Cash Flow
Reserve Category	Oil (MBBL)	Gas (MMCF)	NGL (MBBL)	Future Net Income M$	OPEX & Taxes M$	Investment M$	Undiscounted M$	Discounted at 10% M$
PDP	956.6	256.1	5.1	41,003	30,332	-0-	10,671	5,516
PNP	372.6	2,586.9	43.9	19,338	11,791	2,558	4,990	1,511
PUD	152.6	3,422.2	0.0	13,746	3,893	3,344	6,509	1,743
Total	1,481.7	6,265.1	48.9	74,087	46,015	5,902	22,170	8,770

Note: Columns may not add due to rounding.

Oil volumes, which include condensate, and NGL volumes are expressed in thousands of stock tank barrels (MBBL). A stock tank barrel is equivalent to 42 United States gallons at 60 degrees Fahrenheit and atmospheric pressure. Gas volumes are expressed in millions of standard cubic feet (MMCF) as measured at 60 degrees Fahrenheit and the legal base pressure.

PRODUCT PRICES

This evaluation has utilized NYMEX commodity prices consistent with SEC standards, which is the unweighted average of the “first-day-of-the-month pricing” for the 12 months ending December 2015. Oil and gas prices are referenced to NYMEX West Texas Intermediate (WTI) and NYMEX Henry Hub (HH) pricing, respectively. The SEC oil price is $50.28 per barrel while the SEC gas price is $2.58 per MMBTU. Product prices used in the revenue forecasts have been adjusted for quality, location, and BTU content based on EnerJex’s lease operating statements. Net prices after adjustments are shown in Table 2 by State. Commodity prices have been held constant in this evaluation.

TABLE 2

ENERJEX RESOURCES, INC.

AVERAGE NET PRODUCT PRICING

AS OF JANUARY 1, 2016

State	Oil Price $/BBL	Gas Price $/MCF	NGL Price $/BBL
Colorado	41.33	1.75	10.08
Kansas	44.10	0.00	0.00
Texas	38.72	0.00	0.00
Total	42.25	1.75	10.08

Mr. Robert Watson, Jr.

February 29, 2016

COSTS

Lease operating cost data were based on historical information furnished by EnerJex for the most recent twelve month period. Based on this data, monthly operating costs were estimated for each producing property. These operating costs were estimated to cover normal operations including artificial lift, compression, and water handling. For non-operated properties, these costs included per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Operating costs for the operated properties include only direct lease- and field-level costs. Operating costs have been divided into per-well costs and per-unit-of-production costs for those properties reported on a lease basis. Based on our experience, the operating cost data appears reasonable. The operating costs were not escalated in the cash flow analysis.

Capital investments were provided by EnerJex and incorporated in our analysis as appropriate. Drilling, completion, workover, and facility cost estimates were based on AFEs prepared by EnerJex or recent expenditures in the area. The cost estimates provided appear reasonable and were not escalated in the cash flow analysis. Estimates in this report do not include any salvage value for the lease and well equipment or abandonment costs.

RESERVE METHODOLOGY

Oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate may be recoverable in future years from known reservoirs under expected economic and operating conditions. Reserves are considered proved if economic productivity is supported by either actual production or conclusive formation tests. Probable and possible reserves are unproved reserves and have a higher degree of uncertainty for recovery than proved reserves. Reserve definitions used by Cobb & Associates are consistent with definitions set forth by the SEC.

The reserves included in this report are estimates only and should not be construed as being exact quantities. Governmental policies, uncertainties of supply and demand, the prices actually received for the reserves, and the costs incurred in recovering such reserves, may vary from the price and cost assumptions in this report. In any case, estimates of reserves and revenues may increase or decrease as a result of future operations.

Reserve estimates were prepared using generally accepted petroleum engineering principles and practices. The method, or combination of methods, utilized in the study of each property or reservoir included an assessment of the stage of reservoir development, quality of data, and length of production history. The basis for this reserve determination was geological and engineering data and historical performance information furnished by EnerJex and supplemented with publicly available production data.

Cobb & Associates personnel reviewed the available technical information and performance data to estimate ultimate recoveries for each reservoir or well using performance analysis, volumetric analysis, and analogy. The methodology used in the study of each property or reservoir was based on standard geological and engineering methods that incorporate all information available at the time of its application. Reserve classification was based on the status of the well as of January 1, 2016.

Mr. Robert Watson, Jr.

February 29, 2016

Reserve estimates are a function of the quality of data available and of engineering and geological interpretation and, as such, are strictly technical judgments. We believe the reserve estimates prepared in this report are representative and are within reasonable ranges of uncertainty for the properties studied. However, they are estimates and subject to revision based on additional performance and technical data obtained subsequent to the publication date of these estimates.

Cobb & Associates has not examined titles to the appraised properties nor has the actual degree of interest owned been independently confirmed. This information has been furnished by EnerJex and accepted as accurate. In evaluating available information concerning this appraisal, we have excluded from our consideration all matters as to which legal or accounting interpretation, rather than engineering, may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and conclusions necessarily represent only informed professional judgments.

Cobb & Associates is an independent consulting firm. Our compensation is not contingent on the results obtained or reported. This report was prepared by an associate of the firm who is a licensed professional engineer with more than 30 years of experience in the estimation, assessment, and evaluation of oil and gas reserves. The work papers of Cobb & Associates associated with this evaluation, including the data provided by EnerJex, are on file in our offices.

Sincerely,

WILLIAM M. COBB & ASSOCIATES, INC.
Texas Registered Engineering Firm F-84

Michael L. Wiggins, Ph.D., P.E.
Senior Vice President

MLW:ar

M: Enerjex: Letter Report 022916